Exhibit 5.2

CONSENT OF OSLER, HOSKIN & HARCOURT LLP

February 3, 2012

The Bank of Nova Scotia

44 King St. West,

Scotia Plaza, 8th Floor

Toronto, Ontario, Canada

M5H 1H1

Dear Sirs/Mesdames:

Re: Registration Statement on Form F-9 of The Bank of Nova Scotia

We have acted as Canadian counsel to The Bank of Nova Scotia (the “Registrant”) in connection with the registration statement on Form F-9 (the “Registration Statement”) to be filed on February 3, 2012 by the Registrant with the Securities and Exchange Commission under the United States Securities Act of 1933, as amended.

We acknowledge that we are referred to under the heading “Limitations on Enforcement of U.S. Laws Against the Bank, Its Management and Others” in the prospectus forming a part of the Registration Statement and we hereby consent to such use of our name in the Registration Statement.

Yours very truly,

/s/ Osler, Hoskin & Harcourt LLP